08032272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC Mail Processing Section
OCT 14 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

SEC FILE NUMBER
8-52487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Diversified Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 N. Weinbach Ave., Ste. 460
(No. and Street)

Evansville (City) Indiana (State) 47711-5981 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie Seltzer 812-471-3443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Friend and Company, PC
(Name – *if individual, state last, first, middle name*)

2916 E. Morgan Avenue (Address) Evansville (City) Indiana (State) 47711 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 21 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Diversified Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 N. Weinbach Ave., Ste. 460
(No. and Street)

Evansville (City) Indiana (State) 47711-5981 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie Seltzer 812-471-3443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Friend and Company, PC
(Name – *if individual, state last, first, middle name*)

2916 E. Morgan Avenue (Address) Evansville (City) Indiana (State) 47711 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

Computation of Net Capital Under Rule 15c3-1

	June 30, 2008	June 30, 2007
Computation of Net Capital		
Members' Equity Qualified for Net Capital	$ 197,878	$ 191,651
Nonallowable assets		
Goodwill	(175,000)	(175,000)
Prepaid Expense and Other Assets	(648)	(598)
Hair Cut on Operating Account	(504)	(64)
Net Capital	21,726	15,989
Aggregate Indebtedness		
(include in Statements of Financial Condition		
Payable to Investment Representatives and Other Liabilities	$ 32,121	$ 34,886
Basic Net Capital Requirements		
Minimum Dollar Net Capital Requirement of Reporting Broker Dealer	5,000	5,000
Excess Net Capital	16,726	10,989
Excess Net Capital at 1000% (net capital less 10% of aggregate indebtedness)	18,514	12,500
Ratio of aggregate indebtedness to net capital	1.48 to 1	2.18 to 1
Reconciliation with Company's Computation		
(included in Part 11a of Form X-17A-5 as of June 30, 2008)		
Net Capital, as reported in Company's Part 11 A (unaudited)		
FOCUS Report	$ 21,726	$ 15,989
Net Audit Adjustments	-0-	-0-
Net Capital	21,726	15,989

See Independent Auditor's report and notes to financial statements.

END